April 25, 2006
(212) 838-8040
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Karen J. Garnett, Esq.

Re:	AdStar, Inc.
Form S-3
File No. 333-133114
April 7, 2006
Dear Ms. Garnett:
     On behalf of AdStar, Inc. (the “Issuer”), we are electronically filing Amendment No. 1 to the above-referenced Registration Statement. This letter also responds to your letter of comments, dated April 17, 2006 as to the referenced documents filed with Commission by the Issuer. Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review we have incorporated your comments in bold into this response letter.
Undertakings
1.	Please revise your registration statement to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

The new undertaking has been added.

2.	Please revise the undertaking required by Item 512(h) of Regulation S-K to include the entire statement regarding indemnification.

The undertaking has been revised.

A request for acceleration accompanies this letter.

Very truly yours
/s/ Morse, Zelnick, Rose & Lander LLP